FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 15, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS placed bonds using blockchain technology

May 15, 2018

Moscow, Russia - MTS PJSC (NYSE: MBT, MOEX: MTSS), the leading Russian telecommunications operator and digital service provider, has placed commercial bonds in the amount of RUB 750 mln using blockchain smart contracts, making it the first transaction of its kind in Russia.

The RUB 750 mln Series KO-П01 bonds with a maturity of 182 days and an annual coupon rate of 6.8% have been privately placed on the OTC market. For the transaction, the National Settlement Depository (NSD) provided its proprietary blockchain platform based on Hyperledger Fabric 1.1. The primary bond buyer was Sberbank CIS.

The transaction was executed via DVP (Delivery versus payment) settlement assuming simultaneous movement of securities and money using blockchain, the immutable ledger for recording transactions. The framework of the transaction was structured to include the possibility of a dynamic change in the composition of network participants in order to potentially open the issue to a wide range of investors.

Andrey Kamensky, Vice President, Finance, Investments and M&A, MTS, commented, “MTS continuously tests and implements new technologies across a variety of business areas, including corporate finance. As such, it is important for us to accelerate the launch of innovative solutions and reduce test time. Today, with the participation of our partners, we have successfully executed the first commercial bond issue in Russia using smart contracts based on blockchain throughout the entire settlement chain - from security placement and cash receipt to fulfillment of all obligations to the investor. MTS intends to continue employing blockchain-based solutions, primarily in financial markets, due to its clear advantages in increasing transaction transparency and the participants’ confidence, while substantially reducing transaction costs.”

Eddi Astanin, Chairman of the Board, National Settlement Depository, commented, “The NSD was one of the first institutions in Russia to begin working with blockchain, starting to develop the prototype platform for bond transactions in the first quarter of 2017. The pioneering transaction with Sberbank and MTS confirmed blockchain’s status as an efficient industrial technology providing confidentiality and speed during securities settlement. Our ultimate goal, in cooperation with market leaders, is to create an infrastructure for digital assets record, which is an important prerequisite to attract institutional investors, develop the market and accelerate growth in its capitalization.”

Igor Bulantsev, Senior Vice President, Sberbank CIB, commented,  “Sberbank is the Russian leader in the field of technological and digital innovation in the financial sector. The issuance of MTS bonds allowed us to confirm the reliability, efficiency and security of the platform based on blockchain for complex structured transactions with securities and once again proved the promise of technology for the development of digital economy in Russia.”

For the transaction, the issuer, the central depository and the investor had access to a decentralized platform. The project provided confidentiality in working with accounts and considered the requirements of Russian legislation.

A blockchain platform works only with digitized assets, making the process of bond placement, circulation and transaction recording fully transparent. Each participant has an opportunity to exchange documents online and monitor the status of the deal. Settlement is carried out directly in the accounting system, which allows prticipants to markedly accelerate the transaction. The chosen scheme of cryptographic protection allows to conduct all operations in electronic format, in addition to the electronic signature service that is already available to the clients of the Moscow Exchange Group. The code for smart contracts is posted on github https://github.com/altoros/nsd-commercial-paper/  and is open in accordance with the requirements of the Hyperledger project, where Sberbank and the Moscow Exchange Group have been participanting since 2016.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: May 15, 2018